UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation
(Translation of registrant’s name into English)

18 Zhangjiang Road
Pudong New Area, Shanghai 201203
People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐Yes	☑ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 981)

CONNECTED TRANSACTION

PRE-EMPTIVE SUBSCRIPTION OF
CONVERTIBLE PREFERRED SHARES AND WARRANTS BY
DATANG HOLDINGS (HONGKONG) INVESTMENT COMPANY LIMITED

Independent Financial Adviser to the Independent Board Committee
and the Independent Shareholders

THE DATANG FURTHER SUBSCRIPTION

Reference is made to the announcement by the Company dated 8 November 2008 and the Investor Announcement relating to, among other things, the potential exercise of the preemptive right and subscription of the Datang Pre-emptive Securities by Datang.

Datang has indicated in writing to the Company that it wishes to subscribe for the Datang Pre-emptive Securities, pursuant to which the Company and Datang entered into the Datang Further Subscription Agreement on 5 May 2011 under which Datang will subscribe for (i) 84,956,858 Convertible Preferred Shares at a price equivalent to the Investor Subscription Price of HK$5.39 per Convertible Preferred Share (the ‘‘Datang Pre-emptive Preferred Shares’’) and (ii) 16,991,371 Warrants at an exercise price of HK$5.39 per Warrant (the ‘‘Datang Pre-emptive Warrants’’ and, together with the Datang Pre-emptive Preferred Shares, the ‘‘Datang Pre-emptive Securities’’). The issue of the Datang Preemptive Securities to Datang is conditional on the obtaining of the approval of Independent Shareholders and necessary governmental approvals.

The Datang Pre-emptive Preferred Shares represent (i) approximately 3.1% of the existing issued share capital of the Company as at the Latest Practicable Date (assuming full conversion thereof); and (ii) approximately 2.7% of the issued share capital of the Company as enlarged by the issue of the Investor Initial Preferred Shares and the Datang Pre-emptive Preferred Shares (assuming full conversion thereof).

The Datang Further Subscription Price of HK$5.39 which is reflective of an effective conversion price of HK$0.539 per Ordinary Share (based on the initial Conversion Rate) represents (i) a discount of approximately 28.1% to the closing price of HK$0.75 per Ordinary Share as quoted on the Stock Exchange on 5 May 2011, being the last full trading day immediately before the execution of the Datang Further Subscription Agreement; (ii) a discount of approximately 25.3% to the average closing prices of approximately HK$0.72 per Ordinary Share as quoted on the Stock Exchange for the last five consecutive trading days up to and including 5 May 2011; and (iii) a discount of approximately 20.9% to the average closing prices of approximately HK$0.68 per Ordinary Share as quoted on the Stock Exchange for the last ten consecutive trading days up to and including 5 May 2011.

The Datang Warrant Preferred Shares (if issued pursuant to full exercise by Datang of the Datang Pre-emptive Warrants) represent (i) approximately 0.6% of the existing issued share capital of the Company as at the Latest Practicable Date (assuming full conversion thereof); and (ii) approximately 0.5% of the issued share capital as enlarged by the Investor Subscription and the Datang Further Subscription, assuming a full exercise of the Investor Warrants and the Datang Pre-emptive Warrants (assuming full conversion thereof).

The exercise price of HK$5.39 per Datang Warrant is equivalent to the Datang Subscription Price for the Datang Pre-emptive Preferred Shares and is reflective of an effective conversion price of HK$0.539 per Ordinary Share (based on the initial Conversion Rate), which represents (i) a discount of approximately 28.1% to the closing price of HK$0.75 per Ordinary Share as quoted on the Stock Exchange on 5 May 2011, being the last full trading day immediately before the execution of the Datang Further Subscription Agreement; (ii) a discount of approximately 25.3% to the average closing prices of approximately HK$0.72 per Ordinary Share as quoted on the Stock Exchange for the last five consecutive trading days up to and including 5 May 2011; and (iii) a discount of approximately 20.9% to the average closing prices of approximately HK$0.68 per Ordinary Share as quoted on the Stock Exchange for the last ten consecutive trading days up to and including 5 May 2011.

PRE-EMPTIVE RIGHTS OF TSMC

Reference is made to (i) the Company’s announcement dated 10 November 2009 in relation to the TSMC Share and Warrant Issuance Agreement which was completed on 5 July 2010, as a result of which TSMC now holds 1,789,493,218 Ordinary Shares constituting approximately 6.53% of the issued share capital of the Company and (ii) the Investor Announcement.

Pursuant to the TSMC Share and Warrant Issuance Agreement, in case of any issue of new shares or warrants, subject to certain exceptions, TSMC has a pre-emptive right to purchase a pro rata portion of the new shares and warrants being issued equivalent to the percentage of the issued share capital of the Company then owned by TSMC prior to the issue of the new shares and warrants. The Company has notified TSMC in accordance with the terms of the TSMC Share and Warrant Issuance Agreement in connection with the Investor Subscription. TSMC has notified the Company that it will not exercise its pre-emption rights in respect of the Investor Subscription and the Datang Further Subscription.

REASONS FOR, AND BENEFITS OF, THE DATANG SUBSCRIPTION

The Company is of the view that the Datang Further Subscription will strengthen the relationship between Datang and the Company and provide additional source of funding for the Company’s needs beyond the equity capital raised through the Investor Subscription. The Company has been informed by Datang that it continues to view its holding in the Company as a long term strategic investment, and that it will not dispose of the Ordinary Shares held by it in any significant way.

On this basis, the Directors (including the independent non-executive Directors) consider that, subject to the opinion of Guangdong Securities, the terms of the Datang Further Subscription are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

USE OF PROCEEDS

It is estimated that the net proceeds from the issue of the Datang Pre-emptive Preferred Shares will be approximately US$58.3 million.

It is estimated that the net proceeds upon exercise of the Datang Pre-emptive Warrants would be approximately US$11.7 million.

The Company intends to use the net proceeds for capital expenditure and debt repayment.

LISTING RULES IMPLICATIONS

The issue of the Convertible Preferred Shares by the Company is subject to the approval of the Stock Exchange under Chapter 16 of the Listing Rules. The issue of the Warrants and the Warrant Preferred Shares by the Company is subject to the approval of the Stock Exchange under Chapters 15 and 16 of the Listing Rules, respectively.

Datang currently holds 19.07% of the entire existing issued share capital of the Company. By virtue of its shareholding interest, Datang is a substantial shareholder of the Company and accordingly is a connected person of the Company. The Datang Further Subscription constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. The Datang Further Subscription is subject to reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. Accordingly, the Datang Further Subscription is subject to approval of the Independent Shareholders at the EGM. To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, apart from Datang and its associates (as defined in the Listing Rules), no other Shareholder of the Company will be required to abstain from voting on the resolutions for approving the Datang Further Subscription Agreement, the Datang Warrant Agreement, the Further Special Mandate and the transactions contemplated thereunder at the EGM.

Pursuant to the Listing Rules, an Independent Board Committee (consisting of all the independent non-executive Directors of the Company who have no direct or indirect interest in the Datang Further Subscription and the Further Special Mandate, other than, where applicable, being a Shareholder of the Company) has been established to advise the Independent Shareholders as to whether the respective terms of the Datang Further Subscription Agreement, the Datang Warrant Agreement and the Further Special Mandate are fair and reasonable, whether the entering into of the Datang Further Subscription Agreement, Datang Warrant Agreement and the proposal for the grant of the Further Special Mandate are in the interests of the Company and the Shareholders as a whole and to advise the Independent Shareholders on how to vote, taking into account the recommendations of Guangdong Securities.

The Independent Board Committee has approved the appointment of Guangdong Securities as the independent financial adviser to make recommendations to the Independent Board Committee and Independent Shareholders as to whether the respective terms of the Datang Further Subscription Agreement, the Datang Warrant Agreement and the Further Special Mandate are fair and reasonable and the reasons thereof, whether the entering into of the Datang Further Subscription Agreement and the Datang Warrant Agreement are in the interests of the Company and the Shareholders as a whole, and to advise the Independent Shareholders as to whether they should vote in favour of the Datang Further Subscription and the Further Special Mandate.

GRANT OF FURTHER SPECIAL MANDATE

An ordinary resolution will be proposed at the EGM to seek the Independent Shareholders’ approval for the grant of the Further Special Mandate to authorise the Directors to allot and issue the Datang Pre-emptive Securities.

GENERAL

At the EGM, ordinary resolutions will be proposed to the Shareholders (and the Independent Shareholders, as applicable) to approve (i) the Investor Subscription and the issue of the Investor Securities, (ii) the Datang Further Subscription and the issue of the Datang Pre-emptive Securities, (iii) the Special Mandate and the Further Special Mandate. Datang and its associates (as defined in the Listing Rules), being connected persons in respect of the Datang Further Subscription, will abstain from voting on the ordinary resolutions to approve the Datang Further Subscription Agreement, the Datang Warrant Agreement and the Further Special Mandate. Any vote of the Independent Shareholders at the EGM will be taken by poll.

A circular containing, among other things, further details on (i) the Investor Subscription, (ii) the Datang Further Subscription, (iii) the Special Mandate and the Further Special Mandate, and (iv) the notice of the EGM will be despatched to the Shareholders on or around 11 May 2011 in accordance with the requirements of the Listing Rules.

An application will be made by the Company before completion of each of the Investor Subscription and the Datang Further Subscription for the listing of, and permission to deal in, the Ordinary Shares issuable on conversion of the relevant Convertible Preferred Shares and Warrant Preferred Shares.

The Convertible Preferred Shares, the Warrants, and the Warrant Preferred Shares will not be listed on the Stock Exchange or offered for sale in the United States.

Shareholders and potential investors should note that completion of the Investor Subscription and the Datang Further Subscription will be subject to the fulfilment of the respective conditions under the Investor Subscription Agreement and the Datang Further Subscription Agreement. As the Investor Subscription and the Datang Further Subscription may or may not proceed, Shareholders and potential investors are advised to exercise caution when dealing in the Ordinary Shares.

THE DATANG FURTHER SUBSCRIPTION AGREEMENT

On 5 May 2011, the Company entered into the Datang Further Subscription Agreement with Datang, whereby (i) the Company has conditionally agreed to allot and issue to Datang, and Datang has conditionally agreed to subscribe for 84,956,858 Convertible Preferred Shares at a Datang Further Subscription Price of HK$5.39 per Convertible Preferred Share (the ‘‘Datang Pre-emptive Preferred Shares’’) and (ii) the Company will issue 16,991,371 Warrant Preferred Shares (assuming a full exercise of the Warrants) at an exercise price of HK$5.39 per Warrant (the ‘‘Datang Pre-emptive Warrants’’ and, together with the Datang Pre-emptive Preferred Shares, the ‘‘Datang Pre-emptive Securities). The principal terms of the Datang Further Subscription Agreement are as follows:

Date

5 May 2011

Parties

(i)	The Company, as the issuer; and

(ii)	Datang as the subscriber of (a) 84,956,858 Convertible Preferred Shares and (b) 16,991,371 Warrants.

Interest to be acquired

The Datang Pre-emptive Preferred Shares represent (i) approximately 3.1% of the existing issued share capital of the Company as at the Latest Practicable Date (assuming full conversion thereof); and (ii) approximately 2.7% of the issued share capital of the Company as enlarged by the issue of the Investor Initial Preferred Shares and the Datang Pre-emptive Preferred Shares (assuming full conversion thereof).

The consideration of the Datang Pre-emptive Warrants and the Datang Further Subscription Price

The Datang Further Subscription Price of HK$5.39 per Datang Pre-emptive Preferred Share is reflective of an effective conversion price of HK$0.539 per Ordinary Share (based on the initial Conversion Rate) and the total cash consideration payable by the Datang is US$58.9 million (equivalent to approximately HK$457.9 million, using the exchange rate of US$1=HK$7.7743).

The Datang Further Subscription Price represents (i) a discount of approximately 28.1% to the last traded price of the Ordinary Shares of HK$0.75 per Ordinary Share at the end of the trading session ended at 4.00 p.m. on the date of this announcement; (ii) a discount of approximately 25.3% to the average closing price of HK$0.72 per Ordinary Share as quoted on the Stock Exchange for the last five trading days up to and including the last full trading day; and (iii) a discount of approximately 20.9% to the average closing price of HK$0.68 per Ordinary Share as quoted on the Stock Exchange for the last ten trading days up to and including the last full trading day.

Dividend entitlements

The Convertible Preferred Shares will rank pari passu in respect of entitlement to dividends and other income distribution as Ordinary Shares as if the Convertible Preferred Shares had been converted into Ordinary Shares for the relevant accounting period.

Capital

On a liquidation, dissolution, winding up (whether voluntary or involuntary) or return or reduction of capital of the Company (but not on conversion of the Convertible Preferred Shares or any repurchases by the Company of any Convertible Preferred Shares or Ordinary Shares) the assets of the Company available for distribution among the members will be applied first in paying to the holders of the Convertible Preferred Shares and holders of other preference shares of the Company an amount in repayment of capital equal to the amount paid up or credited as paid up on such shares in priority to:

(A) any payment to the holders of Ordinary Shares; and

(B) any other obligations ranking pari passu with the claims of the holders of Ordinary Shares.

Ranking

The Datang Pre-emptive Preferred Shares will, upon issue, rank (a) pari passu with the claims of holders of (i) any class of preferred share capital of the Company and (ii) other obligations of the Company which rank pari passu with the Convertible Preferred Shares or such preferred shares, and (b) in priority (including with respect to distribution of proceeds upon any liquidation event up to the amount paid up) to any payment to the holders of Ordinary Shares of the Company and other obligations of the Company, incurred directly or indirectly by it, which rank, or are expressed to rank, pari passu the claims of the Ordinary Shares.

Conversion right

The holders of the Convertible Preferred Shares will have the right at any time to convert (in whole or in part) their Convertible Preferred Shares into fully paid Ordinary Shares at the Conversion Rate (which shall be for a minimum amount of 70,000,000 Convertible Preferred Shares or, if less than 70,000,000 Convertible Preferred Shares are then held by Datang, all of such Convertible Preferred Shares). The holders of the Convertible Preferred Shares are not required to pay any amount for conversion of their Convertible Preferred Shares into Ordinary Shares. The Ordinary Shares issued upon conversion will be credited as fully paid, and will rank pari passu in all respects with the other Ordinary Shares in issue as at the date of the conversion, and will be allotted and issued free from all liens, charges and encumbrances and together with all rights attaching thereto upon allotment and issue and at any time thereafter, including all rights to any dividend or other distribution declared, made or payable by reference to a record date falling on or after the date of the conversion notice.

Mandatory Conversion Date

The Convertible Preferred Shares will be mandatorily converted into Ordinary Shares at the then applicable Conversion Rate on the day immediately following the expiry of twelve months commencing from the Investor Closing Date as if the holder of the Convertible Preferred Shares has elected to convert its Convertible Preferred Shares into Ordinary Shares on the mandatory conversion date.

Adjustment to Conversion Rate

The initial Conversion Rate will be ten Ordinary Shares per Convertible Preferred Share (subject to adjustments as described below).

The initial Conversion Rate is subject to adjustment upon the occurrence of certain prescribed events, among other things, capitalisation of profits or reserves, consolidations, sub-divisions and re-classifications of shares, capital distributions, issue of shares or other securities, and the issue of a new class of shares carrying voting rights.

In the event of any issue of any Ordinary Share or any securities which by their terms are convertible into or exchangeable for, or carry right(s) of subscription for, any Ordinary Share, the Conversion Rate in force immediately before such issue will be adjusted to compensate the holders of Convertible Preference Shares by reference to the lowest of:

(i)	the reference price per Ordinary Share which initially is HK$0.5390 (subject to adjustment as described in this section);

(ii)	the amount which represents:

	a.	in respect of any rights issue of Ordinary Shares by the Company, 90% of the relevant theoretical ex-rights price for an Ordinary Share under that rights issue;

	b.	in respect of any issue of securities which by their terms are convertible into or exchangeable for, or carry right(s) of subscription for, Ordinary Share(s):

(1) in the case of options, warrants or similar instruments, the aggregate of the subscription price or premium for such instrument and the initial exercise price at which the holder of such instrument may subscribe for Ordinary Shares;

(2) in the case of convertible bonds or convertible shares or similar instruments, the initial conversion price at which such instrument may be converted into Ordinary Shares; or

(3) in any other case, the aggregate price paid and initially payable by the subscriber of such securities in order to receive Ordinary Shares; and

	c.	in respect of any other issue of Ordinary Shares by the Company, the relevant issue price for an Ordinary Share under that issue;

(iii)	the amount which represents a discount of 10% to the arithmetic average of the daily volume weighted average price for an Ordinary Share as shown on the VAP page of Bloomberg for the:

	a.	ten consecutive trading days immediately after the date on which the relevant issue is announced; or

	b.	in the case of a rights issue, ten consecutive trading days immediately after the ex-rights date; or

	c.	if the reference price to determine the issue price is based on share prices for a period after the relevant issue is announced, all the trading days during that period.

The adjustment will become effective immediately following the date of the issuance of the new securities.

No adjustment to the Conversion Rate will be made which has the effect or result of: (i) reducing the initial Conversion Rate upon the issue of the Convertible Preferred Shares, except upon any consolidation of Ordinary Shares or any corporate exercise with the effect of increasing the nominal value of the Ordinary Shares; or (ii) any Ordinary Share, upon conversion, falling to be issued at a price below the nominal value of the Ordinary Share.

Voting

The Convertible Preferred Shares will entitle the holders thereof to receive notice of, attend and vote at any meeting of members of the Company. Each Convertible Preferred Share will confer on its holder such number of voting rights as if the Convertible Preferred Share had been converted into Ordinary Shares.

Consent

Except with the consent or sanction of at least 75 per cent. of the vote of the holders of the Convertible Preferred Shares given at a separate class meeting, no resolution may be made by the Company to amend the terms of the Convertible Preferred Shares.

Transferability

The Convertible Preferred Shares will be freely transferrable save as provided for under the terms of the Datang Further Subscription Agreement.

Redemption

The Convertible Preferred Shares are non-redeemable.

Protection

The Company has undertaken to each holder of Convertible Preferred Shares (including but not limited to) (i) that all the Ordinary Shares upon conversion will be duly and validly allotted and issued as fully paid or credited as fully paid and free from all liens, charges and encumbrances; (ii) that it will not in any way vary the rights attached to any class or series of shares, or attach any restriction to any class or series of shares, to the extent that such variation would have the effect of varying the rights attaching to the Convertible Preferred Shares, without prior written approval of 75 per cent. of the holders of Convertible Preferred Shares; (iii) that there will not be shares of different nominal values in issue at any time; (iv) it will not without prior written approval of 75 per cent. of the holders of Convertible Preferred Shares, take any steps to or so as to liquidate, dissolve or windup the Company or any of its subsidiaries unless such liquidation, dissolution or winding-up will not have a material adverse effect; (v) it will not make any reduction or redemption of capital, share premium account or capital redemption reserve involving repayment of money to its shareholders or reduce any uncalled liability in respect of any issued share except in certain situations; and (vi) it will not enter into any agreement, instrument or other document whatsoever binding on it which may result in any breach of the memorandum and articles of association of the Company.

Conditions of the Datang Further Subscription

Completion of the Datang Further Subscription is conditional upon the following:

(i)	Datang having completed to its reasonable satisfaction its inspection and investigation as to the Group, including, without limitation, the financial and legal aspects of the Group;

(ii)	the Company having obtained the approval of the Independent Shareholders in the EGM of a Further Special Mandate to approve the issue of the Datang Pre-emptive Preferred Shares and the Datang Pre-emptive Warrants issuable at the Datang Closing pursuant to the Datang Further Subscription Agreement, the Convertible Preferred Shares upon exercise of the Datang Pre-emptive Warrants and the Ordinary Shares upon conversion of the Datang Pre-emptive Preferred Shares and the Convertible Preferred Shares issuable upon the exercise of the Datang Pre-emptive Warrants (including those Ordinary Shares issuable as a result of any adjustment to the Conversion Rate pursuant to the rights of the Convertible Preferred Shares);

(iii)	completion of the Investor Subscription Agreement in accordance with its terms;

(iv)	approval for the issue of the Datang Pre-emptive Preferred Shares issuable at the Datang Closing and the Datang Pre-emptive Warrants issuable at the Datang Closing, the Convertible Preferred Shares issuable upon the exercise of the Datang Pre-emptive Warrants and the listing of, and permission to deal in the Ordinary Shares to be issued upon conversion of such Convertible Preferred Shares (including those Ordinary Shares issuable as a result of any adjustment to the Conversion Rate pursuant to the rights of the Convertible Preferred Shares) shall have been duly obtained from the Stock Exchange and approval not subsequently being revoked prior to the Datang Closing;

(v)	no event which may have any material adverse effect in respect of the Company and its subsidiaries taken as a whole having occurred;

(vi)	the Company having duly executed and delivered to Datang certain documents as specified in the Datang Further Subscription Agreement;

(vii)	representations and warranties of Datang and the Company being true and correct in all material respects as of the date of the Datang Further Subscription Agreement and as of the Datang Closing Date as though made at that time (except for representations and warranties that speak as of a specific date, which will be true and correct as of such specified date), and Datang and the Company having performed, satisfied and complied in all material respects with the covenants, agreements and conditions required by the Datang Further Subscription Agreement to be performed, satisfied or complied with by Datang and the Company at or prior to the Datang Closing Date; and

(viii)	Datang having obtained all authorisations, approvals, permits, qualifications or exemptions, if any, of any governmental entity that are required in connection with the subscription of the Datang Pre-emptive Warrants by Datang and the performance of the parties’ other obligations, and such authorisations, approvals, permits, qualifications or exemptions, including those from the National Development and Reform Commission, the State Administration of Foreign Exchange and the Ministry of Commerce, in each case of the PRC.

Termination of the Datang Further Subscription Agreement

The Datang Further Subscription Agreement may be terminated at any time prior to 10:00 a.m., Hong Kong time on the Datang Closing Date:

(i)	by mutual agreement of the Company and Datang;

(ii)	if the Datang Closing Date has not occurred by the date falling three months after the Investor Closing Date;

(iii)	by the Company or Datang if any legislative body, court, administrative agency or commission or other governmental authority, instrumentality, agency or commission has enacted, issued, promulgated, enforced or entered any law or governmental regulation or order which has the effect of prohibiting the issuance of the Datang Pre-emptive Warrants;

(iv)	by Datang if there has been a material breach of any representation or warranty of the Company that would have a material adverse effect on the Company or any material breach of any covenant or agreement of the Company; and

(v)	by the Company if there has been a material breach of any representation, warranty, covenant or agreement of Datang contained in the Datang Further Subscription Agreement.

Pre-emptive Rights

Datang will have the following right to subscribe for (subject to any authorisation, consent, approval, licence or notification required for the purposes of or as a consequence of the Datang Further Subscription either from governmental, regulatory or other public bodies):

(i)	whilst any Convertible Preferred Shares issued to and beneficially held by Datang (and/or its Permitted Transferee) remain unconverted, and to the extent that the percentage (the ‘‘Original Percentage’’) of the issued share capital of the Company held by Datang on a fully-diluted basis through such Convertible Preferred Shares immediately prior to the issue is reduced as a result of the issue of the Relevant Securities (after having taken into account any adjustment to the conversion rate), such number of additional Convertible Preferred Shares (bearing the same conversion rate as the existing issued Convertible Preferred Shares having reflected the adjustment) so as to enable Datang to hold, after the issue of the Relevant Securities, a pro rata portion of the issued share capital of the Company (on a fully-diluted basis) equal to the Original Percentage; and

(ii)	to the extent that any of the Convertible Preferred Shares held by Datang have been converted and Datang is holding Ordinary Shares issued as a result of the said conversion, such number of additional Relevant Securities so as to enable Datang to hold, after the issue of the Relevant Securities, a pro rata portion of the Relevant Securities equal to the percentage of the issued share capital of the Company represented by the converted Ordinary Shares then beneficially owned by Datang immediately prior to the issuance of the Relevant Securities, provided that Datang’s shareholding in the issued share capital of the Company represented by the Convertible Preferred Shares or converted Ordinary Shares shall be excluded and ignored for the purpose of determining the number of securities that Datang is able to acquire pursuant to its pre-emptive rights under the Datang Share Purchase Agreement.

Lock-up Undertaking

Datang will be restricted from selling, or transferring the Datang Pre-emptive Preferred Shares, any Convertible Preferred Shares issued upon the exercise of the Datang Pre-emptive Warrants and any additional Convertible Preferred Shares or Warrants subscribed for a period of 2 years from the Datang Closing Date, except that Datang may transfer any Convertible Preference Shares or Ordinary Shares to a permitted transferee. The Lock-up Undertaking will cease to apply where any of the following members of the senior management of the Company, being Mr. David N.K. Wang, Mr. Gary Tseng, Mr. Simon Yang, Mr. Chris Keh-Fei Chi and Mr. Barry Quan, cease their employment with the Company within a period of (2) years commencing from the Datang Closing Date, except where they ceased their employment as a result of misconduct, or as a result of health conditions.

Restriction on transfers to a Competitor

Datang has agreed to refrain from transferring to a Competitor, directly or indirectly, the Convertible Preferred Shares, the Datang Pre-emptive Warrants, or any Ordinary Shares issued upon conversion of the Convertible Preferred Shares except where there is a genuine open market sale, with the written consent of the Board, or for accepting a general offer which has become unconditional or where the offeror has become entitled to exercise compulsory acquisition rights.

Completion of the Datang Further Subscription

The first business day after the satisfaction or waiver of the conditions to the Datang Closing, or at such other time, date and location as is mutually agreed in writing by the Company and Datang.

DATANG WARRANT AGREEMENT

Date

To be entered into on Datang Closing Date, pursuant to the Datang Further Subscription Agreement.

Parties

(i)	The Company, as the issuer; and

(ii)	Datang, as the subscriber of 16,991,371 Warrants.

Consideration

The Datang Pre-emptive Warrants are issued as part of the Datang Further Subscription.

Exercise of the Datang Pre-emptive Warrants

Datang may exercise, in whole or in part, the Warrants on any business day on or prior to 11:59 p.m., Hong Kong time, on the date that is 12 months from the Investor Closing Date. Upon exercise, the Warrants will be converted into Warrant Preferred Shares. Each partial exercise shall be for a minimum subscription of 15,000,000 Warrant Preferred Shares, or, if less than 15,000,000 Warrant Preferred Shares are issuable under the Warrants then held by Datang, for all of such number of Warrant Preferred Shares issuable under the Warrants then held by Datang. Any unexercised Warrants will lapse after the date that is 12 months from the date of the Datang Warrant Agreement.

Exercise Price

HK$5.39 per Warrant is equivalent to the Datang Further Subscription Price for the Datang Pre-emptive Preferred Shares and is reflective of an effective conversion price of HK$0.539 per Ordinary Share (based on the initial Conversion Rate).

On the basis of the initial Conversion Rate of ten (10) Ordinary Shares to one (1) Warrant Preferred Share, the exercise price represents:

(i)	a discount of approximately 28.1% to the last closing price of the Ordinary Shares of HK$0.75 per Ordinary Share on the last full trading day;

(ii)	a discount of approximately 25.3% to the average closing price of HK$0.72 per Ordinary Share as quoted on the Stock Exchange for the last five trading days up to and including the last full trading day; and

(iii)	a discount of approximately 20.9% to the average closing price of HK$0.68 per Ordinary Share as quoted on the Stock Exchange for the last ten trading days up to and including the last full trading day.

Adjustment of Exercise Price

No adjustment shall be made to the exercise price of the Datang Pre-emptive Warrants nor the number of Warrant Preferred Shares issuable upon exercise of each Warrant.

Datang Warrant Preferred Shares

Up to 16,991,371 Warrant Preferred Shares, representing (i) approximately 0.6% of the existing issued share capital of the Company as at the Latest Practicable Date (assuming full conversion thereof); and (ii) approximately 0.5% of the issued share capital as enlarged by the Investor Subscription and the Datang Further Subscription, assuming a full exercise of the Investor Warrants and the Datang Pre-emptive Warrants (assuming full conversion thereof).

The Warrant Preferred Shares will not be adjusted but will bear a conversion rate for conversion into Ordinary Shares that may be adjusted as described in the section ‘‘A. Datang Further Subscription Agreement — Adjustment to Conversion Rate’’ above. The Warrant Preferred Shares will entitle the holders thereof to receive notice of, attend and vote at any meeting of members of the Company. Each Warrant Preferred Share will confer on its holder such number of voting rights as if the Warrant Preferred Share had been converted into Ordinary Shares.

Transferability

Save as to transfers to any wholly-owned subsidiary of Datang, the Datang Pre-emptive Warrants are not transferable without the prior written approval of the Company.

No Listing of the Datang Pre-emptive Warrants

No application will be made for a listing of the Datang Pre-emptive Warrants on the Stock Exchange or any other stock exchange.

FURTHER SPECIAL MANDATE

The Datang Pre-emptive Preferred Shares and the Datang Pre-emptive Warrants will be allotted and issued under the Further Special Mandate to be obtained from the Independent Shareholders at the EGM.

PRE-EMPTIVE RIGHTS OF TSMC

Reference is made to (i) the Company’s announcement dated 10 November 2009 in relation to the TSMC Share and Warrant Issuance Agreement which was completed on 5 July 2010, as a result of which TSMC now holds 1,789,493,218 Ordinary Shares constituting approximately 6.53% of the issued share capital of the Company and (ii) the Investor Announcement.

Pursuant to the TSMC Share and Warrant Issuance Agreement, in case of any issue of new shares or warrants, subject to certain exceptions, TSMC has a pre-emptive right to purchase a pro rata portion of the new shares and warrants being issued equivalent to the percentage of the issued share capital of the Company then owned by TSMC prior to the issue of the new shares and warrants. The Company has notified TSMC in accordance with the terms of the TSMC Share and Warrant Issuance Agreement in connection with the Investor Subscription. TSMC has notified the Company that it will not exercise its pre-emption rights in respect of the Investor Subscription and the Datang Further Subscription.

REASONS FOR, AND BENEFITS OF, THE DATANG FURTHER SUBSCRIPTION

The Company is of the view that the Datang Further Subscription will strengthen the relationship between Datang and the Company and provide additional source of funding for the Company’s needs beyond the equity capital raised through the Investor Subscription. The Company has been informed by Datang that it continues to view its holding in the Company as a long term strategic investment, and that it will not dispose of the Ordinary Shares held by it in any significant way.

On this basis, the Directors (including the independent non-executive Directors) consider that, subject to the opinion of Guangdong Securities, the terms of the Datang Further Subscription is fair and reasonable and in the interests of the Company and the Shareholders.

USE OF PROCEEDS

It is estimated that the net proceeds from the issue of the Datang Pre-emptive Preferred Shares will be approximately US$58.3 million.

It is estimated that the net proceeds upon exercise of the Datang Pre-emptive Warrants would be approximately US$11.7 million.

The Company intends to use the net proceeds for capital expenditure and debt repayment.

EQUITY FUND RAISING ACTIVITIES IN THE PAST TWELVE MONTHS

Reference is made to (i) the announcements dated 8 July 2010 and 15 July 2010 where the Company entered into a Placing Agreement dated 8 July 2010 with the Placing Agents whereby the Company conditionally agreed to place up to 1,500 million Placing Shares through the Placing Agents to six Placees; and (ii) the announcement dated 16 August 2010 relating to, among other things, the exercise of the pre-emptive right and further subscription by Datang of up to 269,730,844 pre-emptive shares, and 1,258,307,617 further shares.

The proceeds from the above placings were utilised for the Group’s capital expenditure and there are no unutilised proceeds from the above placings outstanding as at the date of this announcement.

Reference is made to the Investor Announcement relating to the issue of convertible preferred shares, warrants and warrant preferred shares to the Investor.

EFFECTS OF THE INVESTOR SUBSCRIPTION AND THE DATANG FURTHER SUBSCRIPTION ON THE SHAREHOLDING STRUCTURE OF THE COMPANY

Assuming that there will be no change in the shareholding structure of the Company immediately between the date of this announcement and completion of the Investor Subscription and the Datang Further Subscription respectively, the shareholding structure of the Company (i) as at the date of this announcement, (ii) immediately after completion of the Investor Subscription but before the Datang Further Subscription, and (iii) immediately after completion of the Investor Subscription and the Datang Further Subscription, assuming full conversion of the Convertible Preferred Shares into Ordinary Shares at the initial Conversion Rate, and full exercise of the Warrants and full conversion of the Warrant Preferred Shares into Ordinary Shares at the initial Conversion Rate:

				Immediately after completion of			Immediately after completion of
				the Investor Subscription but without			the Investor Subscription and
	As at the Latest Practicable Date			Datang Further Subscription			the Datang Further Subscription
Name of Shareholder	Number of Shares		Approximate %	Number of Shares		Approximate %	Number of Shares		Approximate %
Ordinary Shares
Datang	5,227,132,761		19.07	5,227,132,761		16.47	5,227,132,761		15.96
Shanghai Industrial	2,143,277,340		7.82	2,143,277,340		6.75	2,143,277,340		6.54
TSMC	1,789,493,218		6.53	1,789,493,218		5.64	1,789,493,218		5.46
Investor	13,637,000	1	0.05	13,637,000	2	0.04	13,637,000	2	0.04
Public Shareholders:	18,239,521,765		66.53	18,239,521,765		57.46	18,239,521,765		55.68

Sub-total	27,413,062,084		100.00	27,413,062,084		86.36	27,413,062,084		83.68

Ordinary Shares from full conversion of Convertible Preferred Shares
Datang	—		—	—		—	849,568,580		2.59
TSMC	—		—	—		—	—		—
Investor	—		—	3,605,890,530		11.37	3,605,890,530		11.01

Sub-total	—		—	3,605,890,530		11.37	4,455,459,110		13.60

Ordinary Shares from full conversion of Warrants Preferred Shares assuming full exercise of the Warrants
Datang	—		—	—		—	169,913,710		0.52
TSMC	—		—	—		—	—		—
Investor	—		—	721,178,100		2.27	721,178,100		2.20

Sub-total	—		—	721,178,100		2.27	891,091,810		2.72

Total Ordinary Shares assuming full conversion of the Convertible Preferred Shares, and full conversion of Warrant Preferred Shares assuming full exercise of the Warrants
Datang	5,227,132,761		19.07	5,227,132,761		16.47	6,246,615,051		19.07
Shanghai Industrial	2,143,277,340		7.82	2,143,277,340		6.75	2,143,277,340		6.54
TSMC	1,789,493,218		6.53	1,789,493,218		5.64	1,789,493,218		5.46
Investor	13,637,000	1	0.05	4,340,705,630	2	13.68	4,340,705,630	2	13.25
Public Shareholders:	18,239,521,765		66.53	18,239,521,765		57.46	18,239,521,765		55.68

Total	27,413,062,084		100.00	31,740,130,714		100.00	32,759,613,004		100.00

Note 1:	The Investor itself does not directly hold any shares in the Company. China Investment Corporation, of which the Investor is a wholly-owned subsidiary, is interested, directly or indirectly, in 13,637,000 Ordinary Shares as at the Latest Practicable Date prior to the finalization of this announcement.

Note 2 :	Assuming, for the purpose of this announcement, that no disposal of the 13,637,000 Ordinary Shares has taken place.

GENERAL

At the EGM, ordinary resolutions will be proposed to the Shareholders (and the Independent Shareholders, as applicable) to approve (i) the Investor Subscription and the issue of the Investor Securities, (ii) the Datang Further Subscription and the issue of the Datang Preemptive Securities, and (iii) the Special Mandate and the Further Special Mandate. Datang and its associates (as defined in the Listing Rules), being connected persons in respect of the Datang Further Subscription, will abstain from voting on the ordinary resolutions to approve the Datang Further Subscription Agreement, the Datang Warrant Agreement and the Further Special Mandate. Any vote of the Independent Shareholders at the EGM will be taken by poll.

A circular containing, among other things, further details on (i) the Investor Subscription, (ii) the Datang Further Subscription, (iii) the Special Mandate and the Further Special Mandate, and (iv) the notice of the EGM will be despatched to the Shareholders on or around 11 May 2011 in accordance with the requirements of the Listing Rules.

An application will be made by the Company before completion of the Investor Subscription and the Datang Further Subscription for the listing of, and permission to deal in, the Ordinary Shares issuable on conversion of the Convertible Preferred Shares and Warrant Preferred Shares.

The Convertible Preferred Shares, the Warrants, and the Warrant Preferred Shares will not be listed on the Stock Exchange or offered for sale in the United States.

Shareholders and potential investors should note that completion of the Investor Subscription and the Datang Further Subscription will be subject to the fulfilment of the respective conditions under the Investor Subscription Agreement and the Datang Further Subscription Agreement. As the Investor Subscription and the Datang Further Subscription may or may not proceed, Shareholders and potential investors are advised to exercise caution when dealing in the Ordinary Shares.

UNITED STATES SECURITIES LAW MATTERS

The new Convertible Preferred Shares and Warrants, and the Warrant Preferred Shares have not been and will not be registered under the US Securities Act and may not be offered or sold in the United States or to US persons (as defined in the US Securities Act) unless the securities are registered under the US Securities Act, or an exemption from the registration requirements of the US Securities Act is available. There will be no public offering of the new Convertible Preferred Shares, Warrants and the Warrant Preferred Shares in the United States. This announcement does not constitute an offer of any securities for sale.

INFORMATION ABOUT SMIC

Semiconductor Manufacturing International Corporation (‘‘SMIC’’; NYSE: SMI; SEHK: 981) is one of the leading semiconductor foundries in the world and the largest and most advanced foundry in Mainland China, providing integrated circuit (IC) foundry and technology services at 0.35-micron to 45/40-nanometer. Headquartered in Shanghai, China, SMIC has a 300mm wafer fabrication facility (fab) and three 200mm wafer fabs in its Shanghai mega-fab, two 300mm wafer fabs in its Beijing mega-fab, a 200mm wafer fab in Tianjin, a 200mm fab under construction in Shenzhen. SMIC also has customer service and marketing offices in the U.S., Europe, and Japan, and a representative office in Hong Kong. In addition, SMIC manages and operates a 300mm wafer fab in Wuhan owned by Wuhan Xinxin Semiconductor Manufacturing Corporation.

INFORMATION ABOUT DATANG

Datang is a subsidiary of Datang Telecom Technology & Industry Group, a PRC state-owned enterprise headquartered in Beijing, the PRC. It is mainly engaged in the core business of TD-SCDMA third generation (3-G) mobile telecommunication, wireless access and integrated circuit design. Datang has experience in technology development and innovation in mobile telecommunication and chip design, and has developed a series of telecommunication products of advance domestic and international standards. Datang is one of the leading forces in technology innovation in the PRC.

DEFINITIONS

The following terms have the following meanings in this announcement unless the context otherwise requires:

‘‘Board’’	the board of Directors

‘‘Company’’	Semiconductor Manufacturing International Corporation, a company incorporated in the Cayman Islands with limited liability, the issued Ordinary Shares and American Depositary Shares of which are listed on the Main Board of the Hong Kong Stock Exchange (Stock Code: 981) and the New York Stock Exchange (NYSE: SMI), respectively

‘‘Competitor’’	any entity that provides or that has the capability to provide, directly or indirectly through any subsidiary or affiliate, semiconductor wafer fabrication or foundry services to third parties

‘‘Conversion Rate’’	the number of Ordinary Share(s) into which each Convertible Preferred Share is converted upon conversion, which is initially ten Ordinary Shares per Convertible Preferred Share and subject to adjustment(s)

‘‘Convertible Preferred Share(s)’’	share(s) of US$0.0004 each mandatorily convertible into Ordinary Shares of the Company agreed to be issued by the Company to Investor and Datang

‘‘Datang’’	Datang Holdings (Hongkong) Investment Company Limited, a wholly-owned subsidiary of Datang Telecom Technology & Industry Holdings Co., Ltd., a company incorporated under PRC laws

‘‘Datang Closing’’	the completion of the Datang Further Subscription pursuant to the terms of the Datang Further Subscription Agreement

‘‘Datang Closing Date’’	the date of the Datang Closing

‘‘Datang Further Subscription’’	the subscription of Datang Pre-emptive Preferred Shares and the Datang Pre-emptive Warrants by Datang pursuant to the exercise of the pre-emptive right by Datang under the Datang Share Purchase Agreement, subject to the obtaining of the Further Special Mandate by the Independent Shareholders

‘‘Datang Further Subscription Agreement’’	the subscription agreement dated 5 May 2011 between the Company and Datang in connection with the Datang Further Subscription

‘‘Datang Pre-emptive Preferred Shares’’	84,956,858 Convertible Preferred Shares to be issued to Datang pursuant to the exercise of its pre-emptive right under the Datang Share Purchase Agreement in connection with the Investor Subscription as will result in Datang’s percentage shareholding in the Company not being diluted by the Investor Subscription

‘‘Datang Pre-emptive Securities’’	the Datang Pre-emptive Preferred Shares and the Datang Pre-emptive Warrants

‘‘Datang Pre-emptive Warrants’’	16,991,371 Warrants to be issued to Datang pursuant to the exercise of its pre-emptive right under the Datang Share Purchase Agreement in connection with the Investor Subscription and the issue of the Investor Warrants as will result in Datang’s percentage shareholding in the Company not being diluted by the Investor Subscription

‘‘Datang Warrant Agreement’’	the warrant agreement to be entered into between the Company and Datang at the Datang Closing

‘‘Datang Warrant Preferred Shares’’	the Convertible Preferred Shares deliverable upon exercise of the Datang Pre-emptive Warrants

‘‘Datang Share Purchase Agreement’’	the share purchase agreement dated 6 November 2008 between the Company and Datang

‘‘Datang Further Subscription Price’’	HK$5.39 per Convertible Preferred Share

‘‘Director(s)’’	the director(s) of the Company

‘‘EGM’’	the extraordinary general meeting of the Company proposed to be held on or around 27 May 2011 to approve the Investor Subscription, the Datang Further Subscription, the Special Mandate and the Further Special Mandate

‘‘Further Special Mandate’’	the authority to be granted by the Independent Shareholders to the Directors to allot and issue the Datang Pre-emptive Preferred Shares and the Datang Pre-emptive Warrants under the Datang Further Subscription Agreement and the Datang Warrant Agreement

‘‘Group’’	the Company and its subsidiaries

‘‘Guangdong Securities’’ or ‘‘Independent Financial Adviser’’	Guangdong Securities Limited, a licensed corporation to carry out type 1 (dealing in securities), type 2 (dealing in future contracts), type 4 (advising on securities), type 6 (advising on corporate finance) and type 9 (asset management) of the regulated activities under the Securities and Futures Ordinance, the independent financial adviser appointed by the Company to advise the Independent Board Committee and the Independent Shareholders in respect of the Datang Further Subscription

‘‘HK$’’	Hong Kong dollars, the lawful currency of Hong Kong

‘‘Hong Kong’’	the Hong Kong Special Administrative Region of the PRC

‘‘Independent Board Committee’’	an independent board committee of the Board of the Company that consists of all independent non-executive directors of the Company established by the Company

‘‘Independent Shareholders’’	Shareholders other than Datang and its associates (as defined in the Listing Rules) in the case of the Datang Further Subscription

‘‘Investor’’	Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation

‘‘Investor Announcement’’	the announcement dated 18 April 2011 relating to (i) the proposed issue of convertible preferred shares, warrants and warrant preferred shares to Country Hill Limited, a wholly-owned subsidiary of China Investment Corporation, (ii) pre-emptive right of Datang and (iii) pre-emptive right of TSMC

‘‘Investor Closing’’	the completion of the Investor Subscription pursuant to the terms of the Investor Subscription Agreement

‘‘Investor Closing Date’’	the date of the Investor Closing

‘‘Investor Initial Preferred Shares’’	360,589,053 Convertible Preferred Shares to be issued to the Investor pursuant to the Investor Subscription Agreement

‘‘Investor Securities’’	the Investor Initial Preferred Shares and the Investor Warrants

‘‘Investor Subscription’’	the subscription of (i) 360,589,053 Convertible Preferred Shares by the Investor at the Investor Subscription Price and (ii) 72,117,810 Warrants by the Investor, subject to the obtaining of the Special Mandate by the Shareholders

‘‘Investor Subscription Agreement’’	the subscription agreement dated 18 April 2011 between the Company and the Investor in connection with the Investor Subscription

‘‘Investor Subscription Price’’	HK$5.39 per Convertible Preferred Share

‘‘Investor Warrant Agreement’’	the warrant agreement to be entered into between the Company and Investor upon the issuance of the Investor Warrants

‘‘Investor Warrants’’	the warrants to subscribe for up to 72,117,810 Convertible Preferred Shares pursuant to the Investor Subscription Agreement

‘‘Latest Practicable Date’’	4 May 2011, being the latest practicable date prior to the publishing of this announcement

‘‘Macau’’	the Macau Special Administrative Region of the PRC

‘‘Ordinary Share(s)’’	share(s) of US$0.0004 each in the share capital of the Company listed on the Main Board of the Stock Exchange

‘‘PRC’’	the People’s Republic of China, and for the purpose of this announcement, excluding Hong Kong, Macau and Taiwan

‘‘Relevant Securities’’	any new Ordinary Shares or preferred shares, any securities convertible into or exchangeable into Ordinary Shares or preferred shares or any warrants or other rights to subscribe for Ordinary Shares or preferred shares (which preferred shares carry voting rights in general meetings of the Company)

‘‘Shanghai Industrial’’	Shanghai Industrial Investment (Holdings) Co. Ltd.

‘‘Shareholder(s)’’	holder(s) of Ordinary Share(s)

‘‘Special Mandate’’	the authority to be granted by the Shareholders to the Directors to allot and issue the Investor Initial Preferred Shares and the Investor Warrants under the Investor Subscription Agreement and the Investor Warrant Agreement

‘‘Stock Exchange’’	The Stock Exchange of Hong Kong Limited

‘‘TSMC’’	Taiwan Semiconductor Manufacturing Company, Ltd.

‘‘TSMC Share and Warrant Issuance Agreement’’	the share and warrant issuance agreement dated 9 November 2009 between the Company and TSMC in connection with the subscription of new Ordinary Shares

‘‘US Securities Act’’	United States Securities Act on 1933, as amended

‘‘US$’’	United States dollars, the lawful currency of the United States of America

‘‘Warrant(s)’’	warrants to subscribe for the Convertible Preferred Shares of the Company agreed to be issued by the Company to the Investor and to Datang

‘‘Warrant Preferred Shares’’	the Convertible Preferred Shares deliverable upon exercise of the Warrants

‘‘%’’	per cent.

Semiconductor Manufacturing International Corporation
Dr. David N. K. Wang
President, Chief Executive Officer,
Executive Director

Shanghai, 5 May 2011

*     For identification purposes only

As at the date of this announcement, the Directors are Jiang Shang Zhou as Chairman of the Board of Directors and Independent Non-Executive Director of the Company; Dr. David N. K. Wang as President, Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi and Lip-Bu Tan as the other Independent Non-Executive Directors of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: 6 May, 2011	By:	/s/ Dr. David N.K. Wang
		Name:	Dr. David N.K. Wang
		Title:	President, Chief Executive Officer, Executive Director